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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 0 5 2002
354

SEC FILE NUMBER
8- 50478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORNERSTONE VENTURE, L.P.

OFFICIAL USE ONLY
43888
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6363 WOODWAY, SUITE 970
(No. and Street)

HOUSTON (City) TX (State) 77057-1735 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALLINGFORD, McDONALD, FOX & CO., P.C.
(Name — *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1212 (Address) HOUSTON (City) TX (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AN
3/19/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, HAROLD J. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORNERSTONE VENTURE, L.P., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



TANYA J. BUCCIARELLI
MY COMMISSION EXPIRES
SEPTEMBER 9, 2005

Tanya J. Bucciarelli
Notary Public

H J Miller
Signature

Managing Partner
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) SEE NOTE 6 INCLUDED IN NOTES TO FINANCIAL STATEMENTS.

WALLINGFORD, McDONALD, FOX & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

24 Greenway Plaza
Suite 1212
Houston, Texas 77046-2495

Telephone (713)850-8787
Fax (713)850-1673
http://www.wmfco.com

To the Partners' of
Cornerstone Venture, L.P.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Cornerstone Venture, L.P. (a Texas Limited Partnership) as of December 31, 2001, and the related statement of income (loss), changes in partners capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Venture, L.P. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wallingford, McDonald, Fox & Co.

Houston, Texas
January 21, 2002

CORNERSTONE VENTURE, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	49,512
Due from related party		2,123
Other assets		8,000
Prepaid expenses		2,653
Furniture, equipment, and computer software, less accumulated depreciation and amortization of $61,726		20,009
Total assets	$	82,297

LIABILITIES AND PARTNERS' CAPITAL

Liabilities -		
Accounts payable	$	3,995
Partners' capital		78,302
Total liabilities and partners' capital	$	82,297

The Notes to Financial Statements are an integral part of this statement.

CORNERSTONE VENTURE, L.P.
STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2001

REVENUES:	
Consulting	$ 82,345
Interest and dividends	4,259
Total revenues	86,604
EXPENSES:	
Advertising	4,137
Bad debt expense	4,675
Computer expense	3,396
Depreciation and amortization	4,826
Dues and subscriptions	8,920
Compensation and related expenses	122,521
Insurance	1,025
Postage	3,411
Rent	46,116
Legal and professional fees	31,913
Supplies	5,505
Office expense	8,302
Taxes and licenses	4,670
Travel and entertainment	26,412
Telephone	8,686
Total expenses	284,515
Net loss	$ (197,911)

The Notes to Financial Statements are an integral part of this statement.

CORNERSTONE VENTURE, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (197,911)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	4,826
Decrease in receivables from customers	5,064
Increase in prepaid expenses	(2,653)
Increase in accounts payable	2,294
Cash used in operations	(188,380)
CASH FLOWS FROM INVESTING ACTIVITIES - Purchase of fixed assets	(135)
DECREASE IN CASH	(188,515)
CASH AT BEGINNING OF PERIOD	238,027
CASH AT END OF PERIOD	$ 49,512

Supplemental cash flow disclosures:

There were no interest or tax payments for the year.

The Notes to Financial Statements are an integral part of this statement.

CORNERSTONE VENTURE, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2001

	Partners' Capital
Balance, December 31, 2000	$ 276,213
Net loss	(197,911)
Balance, December 31, 2001	$ 78,302

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Operations

Cornerstone Venture, L.P. (the Partnership) was formed as a limited partnership pursuant to the provisions of the Texas Revised Limited Partnership Act, on August 1, 1995. The Partnership was formerly known as Strevig, Miller and Company, L.P. An amendment was approved on August 26, 1996 to change the name of the Partnership to SMC Cornerstone Venture, L.P. The partnership agreement was again amended on September 19,1996 to change the name and conduct business under the name of Cornerstone Venture, L.P.

The Partnership was established to provide investment banking services for small to mid-sized independent companies, public and private. The Partnership provides primarily two broad types of investment banking services: transaction services and advisory services.

On September 17, 1997, the Partnership was granted registration by the Securities and Exchange Commission pursuant to Rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the National Association of Securities Dealers.

Note 2. Significant Accounting Policies

<u>Revenues:</u>

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while success fees are recognized upon consummation of a transaction. Revenues for fairness opinions are recognized as the service is provided.

Note 2. Significant Accounting Policies (continued)

Property:

The cost of property purchases and improvements is capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of property sold or retired and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is recognized currently. Depreciation and amortization expense for the year ended December 31, 2001 totaled $4,826. Depreciation expense is computed using an accelerated straight-line method over the following estimated service lives:

Furniture	7 years
Equipment	5 years
Computer software	3 years

Organizational Costs:

Costs associated with organizing the Partnership were capitalized and have been amortized using a straight-line method over a five-year period. As of January 1, 2001 these costs have been fully amortized.

Statement of Cash Flows:

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income Taxes:

Under the Internal Revenue Code, the net taxable income of the Partnership and any related tax credits are deemed to pass to the members and are included in their personal return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the members.

Note 2. Significant Accounting Policies (continued)

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership had net capital of $48,170, which was $43,170 in excess of its required net capital of $5,000.

Note 4. Commitments

The Partnership occupies office space under a 36 month lease which was renewed on October 15, 2001. The lease commitment totals approximately $2,850 per month.

Note 5. Related-Party Transactions and Balances

Other receivables consist of amounts due from H. J. Miller Company, Inc., the general partner, totaling $2,123 at December 31, 2001.

Included in expenses is $122,521 paid to H. J. Miller Company, Inc. as reimbursement for employee compensation and related payroll expenses incurred on behalf of the Partnership.

Note 6. Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2001, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 7. Possession or Control Requirements Under Rule 15c3-3

The Partnership does not hold customer funds or securities. A review of procedures over safeguarding securities was not necessary.

Note 8. Concentration of Credit Risk and Major Customers

The Partnership's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents. The Partnership places its cash and temporary investments with one high credit quality institution. At times, such investments may be in excess of the FDIC insurance limits.

Note 9. Contingencies

During the ordinary course of business, the Partnership has been named in a lawsuit. The ultimate outcome of the litigation cannot presently be determined. The Partnership's management believes, however, that any liability it may incur would be covered under an indemnity agreement with another party to the suit and would not have a materially adverse effect on its financial condition or its results of operations. Accordingly, adjustments, if any, that might result from the resolution of these matters have not been reflected in the financial statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CORNERSTONE VENTURE, L.P. as of DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition			$(1) 78,302	3480
2.	Deduct ownership equity not allowable for Net Capital			(-0-)	3490
3.	Total ownership equity qualified for Net Capital			78,302	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-0-	3520
	B. Other (deductions) or allowable credits (List)			-0-	3525
5.	Total capital and allowable subordinated liabilities			$ 78,302	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ (2) 30,132	3540		
	B. Secured demand note deficiency	-0-	3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges	-0-	3600		
	D. Other deductions and/or charges	-0-	3610	(30,132)	3620
7.	Other additions and/or allowable credits (List)			-0-	3630
8.	Net capital before haircuts on securities positions			$ 48,170	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$ -0-	3660		
	B. Subordinated securities borrowings	-0-	3670		
	C. Trading and investment securities:				
	1. Exempted securities	-0-	3735		
	2. Debt securities	-0-	3733		
	3. Options	-0-	3730		
	4. Other securities	-0-	3734		
	D. Undue Concentration	-0-	3650		
	E. Other (List)	-0-	3736	(-0-)	3740
10.	Net Capital			$ (3) 48,170	3750

OMIT PENNIES

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

OWNERSHIP EQUITY FROM AUDITED STATEMENT	$	78,302
ADDITIONAL ACCOUNTS PAYABLE		2,366
LESS PREPAID EXPENSES		(2,653)
EQUITY FROM FOCUS REPORT	$	78,015

(2) NONALLOWABLE ASSETS

RELATED PARTY RECEIVABLES	$	2,123
OTHER ASSETS		8,000
FURNITURE, EQUIPMENT AND COMPUTER SOFTWARE		20,009
	$	30,132

(3) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$	47,883
PLUS PREPAID EXPENSES		2,653
LESS ADDITIONAL ACCOUNTS PAYABLE		(2,366)
AUDITED NET CAPITAL	$	48,170

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CORNERSTONE VENTURE, L.P. as of DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ -0-	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requrement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14.	Excess net capital (line 10 less 13)			$ 43,170	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 47,770	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. Liabilities from Statement of Financial Condition			$ 3,995	3790
17.	Add:				
A.	Frafts for immediate credit	$ -0-	3800		
B.	Market value of securities borrowed for which no equivalent value is paid or credited	$ -0-	3810		
C.	Other unrecorded smounts (List)	$ -0-	3820	$ -0-	3830
19.	Total aggregate indebtedness			$ 3,995	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 by line 10)			% .083	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT N/A

Part B

22.	2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
.25	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEAL CORNERSTONE VENTURE, L.P. as of DECEMBER 31, 2001

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k)	(1)---$2,500 capital category as per Rule 15c3-1			4550
B. (k)	(2)(A)---"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k)	(2)(B)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k)	(3)---Exempted by order of the Commission			4580

Note: In the opinion of the management of Cornerstone Venture, L.P., conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended December 31, 2001.

WALLINGFORD, McDONALD, FOX & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

24 Greenway Plaza
Suite 1212
Houston, Texas 77046-2495

Telephone (713)850-8787
Fax (713)850-1673
http://www.wmfco.com

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Partners' of
Cornerstone Venture, L.P.

In planning and performing our audit of the financial statements of Cornerstone Venture, L.P. (the Partnership) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Houston, Texas
January 21, 2002

CORNERSTONE VENTURE, L.P.

ANNUAL AUDITED REPORT

DECEMBER 31, 2001

WALLINGFORD,
McDONALD,
FOX & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS